SCHEDULE 13G
(Amendment Number 3)
Tosco Corporation
Common Stock $0.75 par value


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Tiger
Management L.L.C. Item 4:  Delaware
Item 5:  -0-
Item 6:  8,762,200
Item 7:  -0-
Item 8:  8,762,200
Item 9:  8,762,200
Item 11: 5.6%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Tiger
Performance L.L.C. Item 4:  Delaware
Item 5:  -0-
Item 6:  5,565,600
Item 7:  -0-
Item 8:  5,565,600
Item 9:  5,565,600
Item 11: 3.6%
Item 12: IA


Cusip #: 891-490-30-2
Item 1:  Reporting Person - Julian H.
Robertson, Jr.

Item 4:  U.S.
Item 5:  -0-
Item 6:  14,447,800
Item 7:  -0-
Item 8:  14,447,800
Item 9:  14,447,800
Item 11: 9.3%
Item 12: IN


Item 1(a) Tosco Corporation

Item 1(b) 72 Cummings Point Road, Stamford, Ct. 06902

Item 2(a) This statement is filed on behalf of Tiger
Management L.L.C.("TMLLC") and Tiger Performance
L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC and TPLLC.

Item 2(b) The address of each reporting person is 101
Park Avenue, New York, NY  10178

Item 2(c) Incorporated by reference to item (4) of the cover page pertaining to each reporting person.

Item 2(d) Common Stock $0.75 par value

Item 2(e) 891-490-30-2

Item 3  TMLLC and TPLLC are investment advisers
registered
under Section 203 of the Investment Advisers Act of
1940.

Item 4  Ownership as of September 30, 1997 is
incorporated by reference to items (5) - (9) and (11) of the cover page pertaining to each reporting person.

Item 5  Not applicable

Item 6 Other persons are known to have the right to receive dividends from, or proceeds from the sale of, such securities. The interest of one such person, The
Jaguar Fund N.V., a Netherlands Antilles corporation, is more than 5%.
Item 7  Not applicable

Item 8  Not applicable

Item 9  Not applicable

Item 10.  By signing below, I certify
that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 1997

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On file with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this Amendment Number
3
to Schedule 13G dated October 10, 1997 relating to
shares of common stock of Tosco Corporation shall
be filed on behalf of each of the undersigned.
TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95